Exhibit 21

List of Subsidiaries

NAME	STATE OR JURISDICTION OF ORGANIZATION
Pacinian Corporation Synaptics International, Inc.	Delaware California

Synaptics Hong Kong Limited	Hong Kong

Synaptics Europe Sarl	Switzerland

Synaptics Holding GmbH	Switzerland

Synaptics LLC	Delaware

Synaptics Technology (Shanghai) Company Limited	China

Synaptics Japan (K.K.) Limited	Japan

Synaptics Canada Limited	Canada